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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                               Register.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   75914G 10 1
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         / / Rule 13d-1(b)

         / / Rule 13d-1(c)

         /X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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  in this form are not required to respond unless the form displays a currently
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                               Page 1 of 7 pages
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CUSIP NO. 75914G 10 1

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           Richard D. Forman

--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                              / /
           (b)                                                              /X/
--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Citizenship       United States
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power    5,688,621*
                  --------------------------------------------------------------
Shares
Beneficially        6.  Shared Voting Power      -0-
                  --------------------------------------------------------------
Owned by Each
Reporting           7.  Sole Dispositive Power     5,688,621*
                  --------------------------------------------------------------
Person With:
                    8.  Shared Dispositive Power     -0-
-------------------------------------------------------------------------------

       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           5,688,621*

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11.  Percent of Class Represented by Amount in Row (9)
           15.5% based on shares outstanding as of February 12, 2001.

      12.  Type of Reporting Person :          IN

* Represents (i) 3,076,113 shares of common stock held by RDF Ventures, LLC, of which Mr. Forman is the Managing Member, (ii) warrants to purchase 700,008 shares of common stock and (iii) options to purchase 1,912,500 shares of common stock that are immediately exercisable, or exercisable within 60 days hereof.



                               Page 2 of 7 pages

CUSIP NO. 75914G 10 1

--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           RDF Ventures, LLC

--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                               / /
           (b)                                                               /X/
--------------------------------------------------------------------------------
       3.  SEC Use only

--------------------------------------------------------------------------------
       4.  Place of Organization   Delaware

--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power     3,076,113
                  --------------------------------------------------------------
Shares
Beneficially        6.  Shared Voting Power        -0-
                  --------------------------------------------------------------
Owned by Each
Reporting           7.  Sole Dispositive Power      3,076,113
                  --------------------------------------------------------------
Person With:
                    8.  Shared Dispositive Power     -0-
-------------------------------------------------------------------------------

       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           3,076,113

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11.  Percent of Class Represented by Amount in Row (9)
           8.4% based on shares outstanding as of February 12, 2001.

      12.  Type of Reporting Person :          CO






--------------------------------------------------------------------------------


                               Page 3 of 7 pages
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Item 1.

     (a)   Name of Issuer
                  Register.com, Inc.

     (b)   Address of Issuer's Principal Executive Offices
                  575 Eighth Avenue
                  11th Floor
                  New York, NY 10018


Item 2.

     (a)   Name of Person Filing
                  This statement is filed by and on behalf of: (i) Richard D. Forman and (ii) RDF Ventures, LLC, of which Mr. Forman is the Managing Member.

     (b)   Address of Principal Business Offices or, if none, Residence
                  The business address for Mr. Forman and RDF Ventures, LLC is:
                                                         c/o Register.com, Inc.
                                                         575 Eighth Avenue
                                                         11th Floor
                                                         New York, NY 10018

     (c)   Citizenship
                  United States (Richard D. Forman);  Delaware (RDF
                  Ventures, LLC)

     (d)   Title of Class of Securities
                  Common Stock, Par Value $0.0001 per share.

     (e)   CUSIP Number
                  75914G 10 1


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         Not applicable.


Item 4. Ownership

See items 5-11 of cover sheets hereto.


Item 5. Ownership of Five Percent or Less of a Class
         Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         Not applicable.


Item 8. Identification and Classification of Members of the Group
         Not applicable.


Item 9. Notice of Dissolution of Group
         Not applicable.


Item 10. Certification



                               Page 4 of 7 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 13, 2000




                                               By: /s/  Richard D. Forman
                                                   ------------------------
                                                   Richard D. Forman




                                               RDF Ventures, LLC

                                               By: /s/ Richard D. Forman
                                                   ------------------------
                                                   Richard D. Forman
                                                   Managing Member



                               Page 5 of 7 pages

                                    EXHIBITS

Exhibit I Joint Filing Agreement, dated February 12, 2001 among the signatories to this Schedule 13G.





                               Page 6 of 7 pages